FORM C-AR

Volcon, Inc.

       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by Volcon, Inc., a Delaware Corporation (the "Company", as well as references to "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.volcon.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

Table of Contents

Forward Looking Statement Disclosure 1
About this Form C-AR 2
SUMMARY 3
RISK FACTORS.. 3
BUSINESS... 8
DIRECTORS, OFFICERS AND EMPLOYEES 11
CAPITALIZATION AND OWNERSHIP 12
FINANCIAL INFORMATION... 14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION   14
AND RESULTS OF OPERATIONS ....
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 15
OTHER INFORMATION.. 16
SIGNATURE 17
Exhibit A - Financial Statements.. F-1

Forward Looking Statement Disclosure

This Form C-AR contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Forward-looking statements include, but are not limited to, statements about:

- *our ability to obtain additional funding to market our vehicles and develop new products;*
- *our ability to produce our vehicles with sufficient scale and quality to satisfy customers;*
- *whether we experience delays in the design, production and launch of our vehicles;*
- *the inability of our suppliers to deliver the necessary components for our vehicles at prices and volumes acceptable to us;*
- *our vehicles failing to perform as expected;*
- *our facing product warranty claims or product recalls;*
- *our facing adverse determinations in significant product liability claims;*
- *customers not adopting electric vehicles;*
- *the development of alternative technology that adversely affects our business;*
- *the impact of COVID-19 on our business;*
- *increased government regulation of our industry; and*
- *tariffs and currency exchange rates.*

Any forward-looking statement made by the Company in this Form C-AR speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Volcon, Inc. is a Delaware corporation, formed on February 21, 2020.

The Company is located at 2590 Oakmont Drive, Suite 520, Round Rock, TX 78665.

The Company's website is www.volcon.com

The information available on or through our website is not a part of this Form C-AR.

Unless otherwise indicated or the context requires otherwise, the words "we," "us," "our," the "Company," or "our Company," and "Volcon" refer to Volcon, Inc., a Delaware corporation.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth herein. If any of the following risks actually occurs, our business could be harmed.

Risks Related to the Company's Business, Operations, and Industry

We are an early-stage company, although pre-orders of our initial vehicles have commenced, we have not delivered any vehicles to customers.

We formed our corporation in February 2020. Since formation, we have focused on designing our initial vehicles, the Grunt and the Runt, and commencing the marketing of such vehicles by accepting reservations on our website. To date, we have not delivered any vehicles to customers or completed any sales to customers of vehicles. We may never achieve commercial success. We have no meaningful historical financial data upon which we may base our projected revenue and operating expenses. Our limited operating history makes it difficult for potential investors to evaluate our products or prospective operations and business prospects. As essentially a pre-revenue company, we are subject to all the risks inherent in business development, financing, unexpected expenditures, and complications and delays that often occur in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We may experience in the future, delays or other complications in the design, manufacture, launch and production ramp of our vehicles which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain constraints, that lead to initial delays in producing our vehicles and ramping up our production. Any significant delay or other complication in the production of our vehicles or the development, manufacture, and production ramp of our future vehicles, including complications associated with expanding our production capacity and supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.

We may be unable to meet our growing production plans and delivery plans, any of which could harm our business and prospects.

Our plans call for achieving and sustaining significant increases in vehicles production and deliveries. Our ability to achieve these plans will depend upon a number of factors, including our ability to utilize our current manufacturing capacity, achieve the planned production yield and further increase capacity as planned while maintaining our desired quality levels and optimize design and production changes, and our suppliers' ability to support our needs. If we are unable to realize our plans, our brand, business, prospects, financial condition and operating results could be materially damaged.

We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our vehicles contain numerous purchased parts which we source globally from direct suppliers, the majority of whom are currently single-source suppliers. Any significant unanticipated demand would require us to procure additional components in a short amount of time. While we believe that we will be able to secure additional or alternate sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components of our products.

If we encounter unexpected difficulties with key suppliers such as our battery and chassis suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our vehicles. This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for the production of our vehicles. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may result in increased cost. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Furthermore, as the scale of our production increases, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

The duration and scope of the impacts of the COVID-19 pandemic are uncertain and may adversely affect our operations, supply chain, distribution, and demand for our products.

To date, we have not experienced any issues with our supply chain, but if we were to encounter a significant disruption due to COVID-19 at one or more of our locations or suppliers, we may not be able to satisfy customer demand for a period of time. Furthermore, the impact of COVID-19 on the economy, demand for our products and impacts to our operations, including the measures taken by governmental authorities to address it, may precipitate or exacerbate other risks and/or uncertainties, including specifically many of the risk factors set forth herein, which may have a significant impact on our operating results and financial condition, although we are unable to predict the extent or nature of these impacts at this time.

We are currently taking orders for two vehicles, The Grunt and The Runt, and if these vehicles fail to perform as expected, our reputation could be harmed and our ability to develop, market and sell our vehicles could be harmed.

If our vehicles were to contain defects in design and manufacture that cause them not to perform as expected or that require repair or take longer than expected to deliver, our ability to develop, market and sell our vehicles could be harmed. While we intend to perform internal testing on the vehicles we assemble, as a start-up company we currently have a no frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our vehicles. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to consumers. Any product defects, delays, or other failure of our products to perform as expected could harm our reputation and result in delivery delays, product recalls, product liability claims, significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our success will depend on our ability to economically produce our vehicles at scale, and our ability to produce vehicles of sufficient quality and appeal to customers on schedule and at scale is unproven.

Our business success will depend in large part on our ability to economically produce, market and sell our vehicles at sufficient capacity to meet the demands of our customers. We will need to scale our production capacity in order to successfully implement our business strategy, and we plan to do so in the future by, among other things, completing the build-out of our Liberty Hill, Texas assembly facility.

We have no experience in large-scale production of our vehicles, and we do not know whether we will be able to develop efficient, automated, low-cost production capabilities and processes, such that we will be able to meet the quality, price, and production standards, as well as the production volumes, required to successfully market our vehicles and meet our business objectives and customer needs. Any failure to develop and scale our production capability and processes could have a material adverse effect on our business, results of operations or financial condition.

We may not succeed in establishing, maintaining and strengthening our brand, which could materially and adversely affect customer acceptance of our products, which could in turn materially affect our business, results of operations or financial

condition.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Volcon brand. If we are unable to establish, maintain and strengthen our brand, we may lose the opportunity to build and maintain a critical mass of customers. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts. Failure to develop and maintain a strong brand would materially and adversely affect customer acceptance of our vehicles, could result in suppliers and other third parties being less likely to invest time and resources in developing business relationships with us, and could materially adversely affect our business, results of operations or financial condition.

If we are unable to achieve our targeted manufacturing costs for our vehicles our financial condition and operating results will suffer.

As a start-up company, we have no historical data that allows to ensure our targeted manufacturing costs will be achievable. While we expect in the future to better understand our manufacturing costs, there is no guarantee we will be able to achieve sufficient cost savings to reach our gross margin and profitability goals. We may also incur substantial costs or cost overruns in utilizing and increasing the production capability of our vehicle assembly facilities.

If we are unable to achieve production cost targets on our vehicles pursuant to our plans, we may not be able to meet our gross margin and other financial targets. Many of the factors that impact our manufacturing costs are beyond our control, such as potential increases in the costs of our materials and components, such as batteries and chassis. If we are unable to continue to control and reduce our manufacturing costs, our operating results, business and prospects will be harmed.

Increases in costs, disruption of supply, or shortage of materials could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of EV vehicle products by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to battery packs. These risks include:

- an increase in the cost, or decrease in the available supply, of materials used in the battery packs;

- disruption in the supply of battery packs due to quality issues or recalls by battery cell manufacturers;

- tariffs on the materials we source in China, which make up a significant amount of the materials we require; and

- fluctuations in the value of the Chinese Renminbi against the U.S. dollar as our battery-cell purchases for cells used in our energy storage products will be denominated in Chinese Renminbi.

Our business is dependent on the continued supply of battery cells for the battery packs used in our vehicles. Any disruption in the supply of battery cells could disrupt production of our vehicles. Substantial increases in the prices for our materials or prices charged to us, such as those charged by battery cell suppliers, would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of vehicle orders and therefore materially and adversely affect our brand, image, business, prospects and operating results.

An adverse determination in any significant product liability claim against us could materially adversely affect our business, results of operations or financial condition.

The development, production, marketing, sale and usage of our vehicles will expose us to significant risks associated with product liability claims. The powersports vehicles industry in particular is vulnerable to significant product liability claims, and we may face inherent risk of exposure to claims in the event our vehicles do not perform or are claimed to not have performed as expected. If our products are defective, malfunction or are used incorrectly by our customers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against us. Any losses that we may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of our products could have a material adverse impact on our business, results of operations or financial condition. No assurance can be given that material product liability claims will not be made in the future against us, or that claims will not arise in the future in excess or outside of our insurance coverage and contractual indemnities with suppliers and manufacturers. Also, we may not be able to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against us could also harm our reputation and cause us to lose customers and could have a material adverse effect on our business, results of operations or financial condition.

The markets in which we operate are in their infancy and highly competitive, and we may not be successful in competing in these industries as the industry further develops. We currently face competition from new and established competitors and expect to face competition from others in the future, including competition from companies with new technology.

The EV vehicle market is in its infancy, and we expect it will become more competitive in the future. There is no assurance that our vehicles will be successful in the respective markets in which they compete. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the EV vehicle market, including the off-road market that we intend to pursue. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower vehicles sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and may bring suits alleging infringement or misappropriation of such rights. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the products we offer, to pay substantial damages and/or license royalties, to redesign our products, and/or to establish and maintain alternative branding for our products. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Potential tariffs or a global trade war could increase our costs and could further increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.

Our vehicles depend on materials from China, namely batteries, which are among the main components of our vehicles. We cannot predict what actions may be taken with respect to tariffs or trade relations between the United States and China, what products may be subject to such actions, or what actions may be taken by the China in retaliation. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and our product margins. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer.

We may be unable to improve our existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance.

We may not be able to compete as effectively with our competitors, and ultimately satisfy the needs and preferences of our customers, unless we can successfully enhance existing products, develop new innovative products and distinguish our products from our competitors' products through innovation and design. Product development requires significant financial, technological, and other resources. There can be no assurance that we will be able to incur a level of investment in research and development that will be sufficient to successfully make us competitive in product innovation and design. In addition, even if we are able to successfully enhance existing products and develop new products, there is no guarantee that the markets for our existing products and new products will progress as anticipated. If any of the markets in which our existing products compete do not develop as expected, our business, results of operations or financial condition could be materially adversely affected.

We have no experience servicing our vehicles, and if we are unable to address the service requirements of our customers, our business could be materially and adversely affected.

We have no experience servicing or repairing our vehicles. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. If we are unable to successfully address the service requirements of our customers, our business and prospects will be materially and adversely affected. If we are unable to successfully address the servicing requirements of our customers or establish a market perception that we maintain high-quality support, our reputation could be harmed, we may be subject to claims from our customers, and our business, results of operations or financial condition may be materially and adversely affected.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on our business, results of operations or financial condition.

We will provide a one-year warranty against defects for our vehicles, and a two-year warranty on the battery packs in our vehicles. Our warranty will generally require us to repair or replace defective products during such warranty periods at no cost to the consumer. We will record provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact our results of operations of financial condition.

In addition, we may in the future be required to make product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety, even if the defects related to any such recall or liability are not covered by our limited warranty. The repair and replacement costs that we could incur in connection with a recall could have a material adverse effect on our business, results of operations or financial condition. Product recalls could also harm our reputation and cause us to lose customers, particularly if recalls cause consumers to question the safety or reliability of our products, which could have a material adverse effect on its business, results of operations or financial condition.

Our success is dependent upon the success of the off-road vehicle industry and upon consumer's willingness to adopt electric vehicles.

Our success is dependent upon the success of the off-road vehicle industry as a whole, and in particular upon consumer's willingness to adopt electric vehicles as an alternative to combustion vehicles. If the market for electric off-road vehicles does not develop at the rate or in the manner or to the extent that we expect, our business, results of operations or financial condition may be adversely materially affected. The market for electric vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standard, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of electric vehicles include:

- perceptions about electric vehicle quality, safety, design, performance and costs;

- the limited range over which electric vehicles may be driven on a single battery charge, and the decline of an electric vehicle's range resulting from deterioration over time in the battery's ability to hold a charge;

- the ability to easily charge electric vehicles;

- volatility in the cost of oil and gasoline, and improvements in the fuel economy of combustion engines; and

- the environmental consciousness of off-road vehicles customers.

The influence of any of the factors described above may cause our customers not to purchase our vehicles and may otherwise materially adversely affect our business, results of operations or financial condition.

We currently operate in an area that is not heavily regulated, and future changes in government oversight may subject us to increased regulations, which may increase our expenses.

The off-road vehicle market is not heavily regulated, as compared to on-road vehicles, and, as such, we are not currently subject to significant government regulations. As this market develops and grows, it may come under increased regulatory scrutiny, which may result in increased regulations. This increase in regulations may result in increased costs and expenses, which may materially and adversely affect our business, results of operations or financial condition.

BUSINESS

Overview

We are an all-electric, off-road powersports vehicle company building electric two and four-wheel motorcycles and utility terrain vehicles (UTVs), also known as side-by-sides. In October 2020, we launched our offerings with two off-road motorcycles – the Grunt and the Runt. We are currently taking reservations on our website for these initial offerings, and expect to begin delivering the initial vehicles in June 2021. Commencing in 2022, we expect to expand our offerings with the Volcon Stag, a UTV, followed in 2022 by a higher performance, longer range UTV called the Beast.

All Volcon vehicles are assembled in a leased production facility in Round Rock, Texas. We will be leasing a dedicated, built-to-suit manufacturing facility on 53 acres in Liberty Hill, Texas, 25 miles northwest of downtown Austin. We expect to begin production at this facility in mid-2022.

We intend to sell and distribute our vehicles on a direct-to-consumer sales platform leveraged by affiliate retail partners. Since we believe our vehicles are easier to operate and maintain than traditional gas powersports vehicles, we intend to use a network of outdoor retail chains, farm and agricultural stores, big-box retailers as well as traditional powersports stores as affiliate sales partners.

Both our dirt bikes and UTVs feature unique, load-managing frames with industrial designs protected by design patents. Additional patents have been filed for the unique design of Volcon's electric motors.

Our Industry

The powersports industry is made up of on-road and off-road motorcycles, all-terrain vehicles (ATVs), UTVs, personal watercraft, snow machines, and portable generators. We are focusing solely on off-road motorcycles and UTVs. The ATV market, in which a single rider sits on top of a four-wheeled vehicle, is not a market we intend to pursue because of significant safety, legal liability and legislative challenges.

The off-road powersports industry has been on a steady path of growth since the recession of 2008. Off-road new unit sales have grown 46.5% over 2019. We believe this growth has been accelerated by the COVID-19 pandemic, as more consumers seek safe, outdoor recreation.

Outdoor recreation is a major driver of the American economy. In 2019, the U.S. Bureau of Economic Analysis (BEA) found that outdoor recreation drives $788 billion of economic activity in America. The bureau noted that two and four-wheel powersports makeup $39 billion of that total–the fourth largest total of all outdoor recreation activities.

Prior to the COVID-19 pandemic, off-road powersports were on a steady path of growth. When the COVID-19 pandemic hit, that growth accelerated rapidly. Year-over-year growth for off-road motorcycling, despite a short contraction in March and April of 2020 has risen 46.5%.

While post-COVID pandemic may not see growth rates this steep, we believe the new culture of escape and outdoor activities will continue to drive off-road powersports recreation. The industry is forecast to deliver $15 billion in new unit sales by 2025 with $48 billion in total economic impact. We believe there are currently no all-electric off-road powersports companies, and few traditional powersports companies make electric products, so off-road electric vehicle data does not exist yet.

Our Products

We will feature motorcycle and UTV, or side-by-side, products that are all-electric and for off-road use only. The off-road market is growing faster than on-road and on-road products require costly levels of certification, homologation and compliance with the Department of Transportation (DOT), the National Highway Traffic Safety Administration (NHTSA) and other government regulators. As such, we are initially focusing on the off-road market.

The Grunt

In June 2021, the Volcon Grunt will be the first product to market. The Grunt is an electric off-road motorcycle with unique design features and capabilities.

The Grunt's distinctive low height and oversize tires are designed to make it look like the minibikes of the 1970s and '80s. These unique elements of the Grunt are not just for styling, but we believe they help make it easier to ride as compared to other off-road motorcycles on the market. The low seat height and big tires help make the Grunt stable at all speeds on all surfaces. The electric drivetrain has no clutch and no gears, making it easy for almost anyone to ride.

We believe the Grunt's user interface is unique in motorcycling. In addition to a small dash with limited data, the rider can mount their phone on the handlebars, which allows them to set ride modes, navigate, shoot video and see the status of the battery charge. The Volcon ride control app will also send text messages to friends or family members if the bike leaves a certain designated area or tips over.

The Grunt is designed for family off-road adventures, work on the farm or fun transport around private land. Its range can be up to 100 miles (with optional second battery) and it charges in less than three hours from a standard wall outlet.

The Runt

In July 2021, the Volcon Runt will also be available to the market. The Runt shares the styling of its big-brother Grunt, but it is sized for seven to 14-year-olds.

The Runt is easy to ride and includes features that we believe no other minibike has that will make parents feel more comfortable with their children on two wheels. Similar to the Grunt, the Runt features Volcon's unique ride control app.

Like the Grunt, the Runt's large tires and low-slung chassis make it extremely easy to ride. The Runt rider can see speed, battery charge and ride mode via the ride control app. This app will also let the parents of the child login on their own phones to control the maximum acceleration and speed of the Runt. They can also geo-fence the child and have the Runt stop working beyond a certain boundary. Notifications for the child exceeding a certain speed or tipping the bike over can also be sent to the parents via text.

The Runt will have a range of 35 miles and charges in less than two hours on a standard wall outlet.

The Stag

We expect to introduce the Volcon Stag in early 2022. The Stag will be Volcon's utility/sport UTV with a 64" width to ensure it is able to operate in all states including the many states with 65"-maximum-width trails. It will feature hauling and towing abilities for work on a farm or job site, but also fold-up seating for four so it can be used for weekend family adventures. We are designing the electric drivetrain to be quiet and reliable. We believe the electric nature of the Stag will also mean low maintenance. Where a gas UTV motor has over 1,000 moving parts, the Stag's motor will have just two.

Like the two-wheel Volcon products, the Stag will feature the innovative features of the ride control app. A touchscreen display on the dash will provide easy access to the data.

The Stag will have a 50-mile range with the standard configuration and the ability to go 100 miles in upgraded trim levels. With larger battery capacity than its two-wheel siblings, the Stag can be charged with a typical EV Level 2 charger or on standard Level 1 charging via a household outlet.

The Beast

The Volcon Beast, which we expect will available in early 2023 will be the flagship model in the Volcon line. We are designing the Beast to have superior range and speed, but still be able to haul and tow far more than a traditional UTV.

The Beast will feature a category-leading suspension, including an optional computer-controlled, fully active suspension system. Its long wheelbase will easily accommodate five along with hauling space and a 3,000-pound towing capacity, and like all Volcon vehicles, the Beast will feature the Ride Control app.

Assembly and Manufacturing

We source the parts for our vehicles from component manufacturers in the United States, China and Southeast Asia. We do not have long-term supply agreements with our component suppliers. Although we currently rely on a single-source for certain of our components, we believe there are multiple sources for each of our critical components. We will initially assemble our vehicles in a leased facility in Round Rock, Texas and, once completed, our leased facility in Liberty Hill, Texas.

Our Round Rock facility, which is 6300 square feet, operates on a common production layout and can support Grunt and Runt on the same lines. We believe we will initially be able to produce 200 units per month, which we believe will increase to approximately 700 units per month by the end of 2021. Our Liberty Hill facility, scheduled to open in 2022, will transfer production operations from the Round Rock site into a 24,000 square foot site with an expected base capacity of 800 units per month.

Sales and Marketing

Our delivery model is designed to be optimized for customer experience to residential and small business delivery addresses. Within most of the United States, we anticipate delivering a fully configured trail bike, ready-to-ride, with a minimum of packaging for a superior customer experience.

We intend to sell our vehicles directly to the consumer via our website. With an easy-to-use vehicle configurator, instant financing and purchase interface on the Volcon website, the consumer will get a high-speed, low-drag experience to easily acquire a new powersports vehicle. The buying and financing process can be done from a computer or phone and the vehicle will be delivered to the consumer's door. We also intend to market our vehicles in major outdoor retailer chains, farm and agriculture suppliers and even some high-quality powersports dealerships. All of the transactions will be executed through the Volcon web platform, whether by an internet browsing shopper or a consumer that was driven to Volcon by a retail affiliate.

Competition

There are dozens of manufacturers that sell off-road motorcycles and UTVs in the United States and even more globally. The markets for powersport vehicles are highly competitive based on a number of factors, including innovation, performance, price, technology, product features, styling, fit and finish, brand recognition, quality and distribution. We believe our ability to compete successfully in these markets depends on our ability to capitalize on our competitive strengths and build brand recognition.

Many companies, which have greater financial and marketing resources than Volcon, make electric street motorcycles, including Zero Motorcycles. Some companies make electric UTVs as part of their product line. Polaris has recently announced a joint venture with Zero Motorcycles to help them design dedicated electric UTVs, the first product of which is expected to be released in December 2021.

Government regulations

We have focused on the off-road-only portion of the market because it is free of many of the homologation issues and highway certifications required to produce and sell an on-road vehicle. In some states, off-road vehicles do have legislative restrictions, but they are related to noise and exhaust emissions, two things our vehicles do not produce.

Federal, state and local governments have promulgated and/or are considering promulgating laws and regulations relating to the safety of our products. In the United States, the Consumer Product Safety Commission (CPSC) has federal oversight over product safety issues related to off-road vehicles. We believe that our products comply with all applicable CPSC safety standards as well as all other applicable safety standards in the United States.

The assembly, use, storage, transport and disposal of battery packs is subject to extensive regulation. Complying with these requirements involves substantial costs, and any failure to do so may result in heavy fines or other restrictions on our operations. Additionally, we may be responsible for the recycling and proper disposal of expended batteries from our vehicles. We may enter into agreements with third-parties to manage such recycling and disposal; however, we may be found liable for any failures in compliance by these third parties and subject to fines or remediation liabilities, which costs may be substantial.

Employees

As of April 30, 2021, we had 19 full time employee(s) and no part-time employee(s).

Legal Proceedings

We are not subject to any litigation.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Executive Officers

The following table sets forth the names and ages of all of our directors and executive officers as of April 30, 2021. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Position	Served Since
Christian Okonsky	Chairman of the Board and Chief Technology Officer	February 2020
Andrew R. Leisner	Chief Executive Officer	October 2020
Adrian James	Director	February 2020
Colin Guinn	Director	February 2020

Set forth below is biographical information about each of the individuals named in the tables above:

Christian Okonsky, Founder, Chairman, and CTO. Mr. Okonsky co-founded Volcon in 2020, and has served as our Chairman of the Board and Chief Technology Officer since inception. Mr. Okonsky founded AYRO, Inc. in 2017, and served as its chairman of the board from inception to listing on NASDAQ in May 2020. Mr. Okonsky was also one of the early employees in Dells Notebook division, and is currently is listed on over a dozen US and Foreign patents.

Andrew R. Leisner, Chief Executive Officer. Mr. Leisner has served as our Chief Executive Officer since October 2020. Mr. Leisner has spent his career exclusively in powersports managing groups, divisions and companies with manufacturers, the aftermarket, media and sport. From 2013 to 2020, Mr. Leisner was the Senior Vice President, Managing Director of the Bonnier Motorcycle Group, a powersports media company. Mr. Leisner managed the primary brand in the Bonnier Group, Cycle World as Vice President/Publisher from 2010 to 2013. From 2015 to 2020, Mr. Leisner held an industry-elected seat on the Motorcycle Industry Board of Directors, serving as the Chairman of the Aftermarket Committee and member of the Ridership and Media steering committees. Mr. Leisner is a graduate of U.C.L.A. with a degree in economics.

Adrian James, Founder and Director. Mr. James co-founded Volcon in 2020, and has served as a director since inception. Since 2001, Mr. James has been founder and Chief Executive Officer of Sprout Equity Ventures (Sprout). Sprout is an Austin based global investment firm specializing in acquiring and partnering with mature and growing businesses. Sprout currently manages a broad base of investments in the electric vehicle, space tourism, mining, biotech, alternative energy, clean water and technology sectors.

Colin Guinn, Director. Mr. Guinn has served as a director since inception. Mr. Guinn founded Guinn Partners in 2017, an autonomous robotics and emerging technology consultancy, for which Mr. Guinn leads the team in strategic innovation, product development, and investment opportunities. Prior to Guinn Partners, Mr. Guinn founded Austin startup, Hangar Technology, and served as Chief Revenue Officer at 3D Robotics and founder/CEO of DJI North America.

SHARE OWNERSHIP

As of April 30, 2021, we had 806,900 shares of common stock. The only beneficial owners of 20% or more of our common stock, calculated on the basis of voting power, are Christian Okonsky and Adrian James.

Description of Capital Stock

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See "Dividend Policy." The board's determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

As of April 30, 2021, we have 1,191,388 shares of our Series A preferred stock and 677,333 shares of our Series B preferred stock outstanding. Each of our Series A preferred stock and Series B preferred stock will convert into one share of our common stock upon the closing of an initial public offering, if any. The shares of Series A preferred stock and Series B preferred stock have no voting rights, except that the holders of shares of a majority of the Series A preferred stock and Series B preferred stock will be required to effect or validate any amendment, alteration or repeal of any of the provisions of the Certificate of Designation that materially adversely affects the powers, preferences or special rights of the such series of preferred stock, with certain limited exceptions.

With respect to payment of dividends and distribution of assets upon liquidation or dissolution or winding up of the company, the Series A preferred stock and Series B preferred stock shall rank equal to the common stock. No sinking fund has been established for the retirement or redemption of the Series A preferred stock and Series B preferred stock. The Series A preferred stock and Series B preferred stock also has no liquidation rights or preemption rights, and there are no special classifications of our Board related to the Series A preferred stock and Series B preferred stock.

Warrants

On March 26, 2021, in connection with the amendment of certain consulting agreements, Pink Possum, LLC (an entity affiliated with Mr. Okonsky) and Highbridge Consultants, LLC (an entity affiliated with Mr. James) were issued ten-year warrants to purchase 1,900,000 and 2,500,000 shares, respectively, of our common stock at an exercise price of $2.46. Each of the foregoing warrants provide that no holder of these warrants will be permitted to exercise such warrants to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of our common stock after such conversion or exercise.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least $66\frac{2}{3}$% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our articles of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the DGCL. We expect to obtain additional directors' and officers' liability insurance coverage prior to the completion of our IPO offering.

Description of Exempt Offerings

From September 2020 to October 2020, the Company issued $2,000,000 of SAFE securities (the "SAFE I securities") to investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. From October 2020 to December 2020, the Company completed an offering pursuant to Regulation CF of the Securities Act pursuant to which it issued $1,070,000 of a new class SAFE securities (the "SAFE II securities") to investors. From October 2020 to December 2020, the Company issued $1,188,940 of SAFE II securities to investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Between January and April 2021, the Company sold 415,287 shares of Series A preferred stock at $6.43 per share and 677,333 shares of Series B preferred stock at $9.50 per share in a private placement. The issuances were made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder,

The Company utilized the proceeds from the above offerings for working capital.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto included in this report. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" above.

Results of Operations

Period from February 21, 2020 (inception) through December 31, 2020.

We were formed on February 21, 2020; therefore, the financial information for 2020 is from the inception through December 31, 2020

Sales and marketing

Sales and marketing expense was $125,752 for the period from February 21, 2020 (inception) through December 31, 2020. The expenses were primarily related to increasing exposure for our future products.

General and Administrative Expense

General and administrative expense was $833,277 for the period from February 21, 2020 (inception) through December 31, 2020. The expenses were primarily related to the professional fees related to preparing for our public offering, legal costs in connection with our future sales plans, and stock-based compensation for employees.

Product Development Expense

Product development expense was $407,760 for the period from February 21, 2020 (inception) through December 31, 2020. The expenses incurred were related to development and testing of our new products. We expect to incur increased product development costs in the future as our product development activities expand.

Interest and Other Expenses

We recognized interest expense of $7,624 for the period from February 21, 2020 (inception) through December 31, 2020, which arose from related party notes payable.

Net Loss

Net loss for the period from February 21, 2020 (inception) through December 31, 2020 was $1,374,413.

Liquidity and Capital Resources

On December 31, 2020, we had cash of $536,082 and we had a working capital deficit of $1,683,254. We have historically funded our operations from proceeds from debt and equity sales. During the period from February 21, 2020 (inception) through December 31, 2020, we entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $2,000,000. Upon a future equity financing, the SAFE agreements were convertible into the same securities in that equity financing at the lower of the price per share of the funding, or a price per share based on a $5 million company valuation using a fully diluted common stock basis. The SAFE agreements had no interest rate or maturity date and the SAFE investors had no voting right prior to conversion. The SAFE agreements were recorded as a liability of $2,000,000 as of December 31, 2020. In January 2021, upon closing of the preferred stock offering, the amount invested under the SAFE agreements automatically converted into 424,269 shares of Series A Preferred Stock.

14

Cash used in operating activities

Net cash used in operating activities was $1,155,123 for the period from February 21, 2020 (inception) to December 31, 2020 and mainly included research and development, marketing and professional fees to our consultants, attorneys and accountants for services related to completion of our audit and preparation of our public offering filings.

Cash used in investing activities

Net cash used in investing activities was $249,045 for the period from February 21, 2020 (inception) to December 31, 2020 and mainly included purchases of equipment related to our future product development, and certain intangible assets.

Cash provided by financing activities

Net cash provided by financing activities was $1,940,250 for the period from February 21, 2020 (inception) to December 31, 2020. We received $2,000,000 of cash proceeds from SAFE financing, and proceeds from related party notes payable which were repaid during the year.

Since our inception and through December 31, 2020, we have funded our operations through the sale and issuance of preferred stock.

The continuation of the Company as a going concern is dependent upon our ability to obtain continued financial support from its stockholders, necessary equity financing to continue operations and the attainment of profitable operations. As of December 31, 2020, we had incurred an accumulated deficit of $1,374,413 since inception and had not yet generated any revenue from operations. Additionally, management anticipates that our cash on hand as of December 31, 2020 is sufficient to fund its planned operations into but not beyond one year from the date of the issuance of these financial statements. These factors raise substantial doubt regarding our ability to continue as a going concern.

Indebtedness

We do not have any debt.

RESTRICTIONS ON TRANSFER

The securities we sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

We entered into an operating lease with an entity controlled by our founders for our future headquarters and production facility in Austin, Texas. The lease has a lease term of 5 years, and monthly payments ranging from approximately $15,000 per month to $17,000 per month over the lease term. For purposes of calculating operating lease liabilities, lease terms may be deemed to include options to extend the lease when it is reasonably certain that we will exercise those options. Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. The variable lease payments are not presented as part of the initial right of use asset or lease liability. Our lease agreements do not contain any material restrictive covenants and no variable payments that are dependent on output. In February 2021, we entered into an amendment of the lease related to our future headquarters to expand the leased premises. We paid an additional security deposit of $139,230 and additional prepaid rent of $315,588. The total minimum lease payments under the amended lease total approximately $3,930,170.

On September 28, 2020, we entered into an employment agreement with Andrew Leisner pursuant to which Mr. Leisner agreed to serve as our Chief Executive Officer commencing October 5, 2020 on an at-will basis. The agreement provides for an initial annual base salary of $225,000, and for the first year of his employment Mr. Leisner will receive $18,000 in living expenses.

Pursuant to the agreement, Mr. Leisner is eligible to receive an annual bonus of $75,000 based on the achievement milestone approved by our board of directors. In addition, Mr. Leisner is eligible to receive a stock award of 75,000 shares vesting 25,000 per year over a three-year period. Mr. Leisner has agreed not to compete with us until six months after the termination of his employment.

On August 28, 2020, we entered into consulting agreements with Pink Possum, LLC ("Pink Possum"), an entity controlled by Mr. Okonsky, and Highbridge Consultants, LLC ("Highbridge"), an entity controlled by Mr. James, pursuant to which Messrs. Okonsky and James provide us with services. In consideration for entering into the consulting agreements, we issued the two entities ten-year warrants to purchase our common stock at an exercise price of $0.01 per share. The number of shares of common stock issuable pursuant to the warrants was based on the number of shares of our common stock outstanding at the time of exercise and provided that Pink Possum and Highbridge would receive 18.75% and 25%, respectively, of our shares of common stock outstanding at the time of exercise on a fully diluted basis. On March 26, 2021, Pink Possum and Highbridge entered into amendments to the consulting agreements agreeing to exchange the original warrants for new ten-year warrants to purchase 1,900,000 and 2,500,000 shares, respectively, of common stock at an exercise price of $2.46. Each of the foregoing warrants provide that no holder of these warrants will be permitted to exercise such warrants to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of our common stock after such conversion or exercise.

In addition, pursuant to the consulting agreements upon the occurrence of a Fundamental Transaction for an aggregate gross sales price of $100.0 million or more, each entity will receive a cash payment equal to 1% of such gross sales price. For the purposes of the consulting agreements, "Fundamental Transaction" means any of the following: (i) a consolidation or merger involving the Company if the holders of the voting securities of the Company that are outstanding immediately prior to the consummation of such consolidation or merger do not, immediately after the consummation of such consolidation or merger, hold voting securities that collectively possess at least a majority of the voting power of all the outstanding securities of the surviving entity of such consolidation or merger or such surviving entity's parent entity; (ii) a transfer or issuance (in a single transaction or series of related transactions) by one or more of the Company and its stockholders to one person or to any group of persons acting in concert, of shares of the Company's capital stock then collectively possessing 50% or more of the voting power of all then outstanding shares of the Company's capital stock (computed on an as-converted to common stock basis); or (iii) any sale, license, lease, assignment or other disposition of all or substantially all of the assets of the Company. Furthermore, if our market capitalization exceeds $300.0 million for a period of 21 consecutive trading days, each of the entities will receive an additional cash payment equal to $15.0 million; provided that we will have the right, in our sole discretion, to make the foregoing $15.0 million payment by the issuance of shares of our common stock. The foregoing amounts will be payable to the entities if the above milestones occur any time prior to the ten-year anniversary of original consulting agreements, or August 28, 2030.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VOLCON, INC.
(Issuer)

By: /s/ Andrew R. Leisner
   Andrew R. Leisner
   Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Andrew R. Leisner Andrew R. Leisner	Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	April 30, 2021
/s/ Christian Okonsky Christian Okonsky	Director	April 30, 2021
/s/ Adrian James Adrian James	Director	April 30, 2021
/s/ Colin Guinn Colin Guinn	Director	April 30, 2021

Exhibit A - Financial Statements

<p style="text-align:center">Volcon, Inc.
Index to Financial Statements</p>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Volcon, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Volcon, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholders' equity, and cash flows for the period from February 21, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from February 21, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ MaloneBailey, LLP
www.malonebailey.com
We have served as the Company's auditor since 2021.
Houston, Texas
April 30, 2021

VOLCON, INC.
BALANCE SHEET

	December 31, 2020

ASSETS

Current assets:		
Cash	$	536,082
Prepaid expenses and other current assets		102,789
Total current assets		638,871
Long term assets:		
Fixed assets, net		305,271
Intangible assets - domain names, net		16,954
Other long-term assets		50,560
Right of use asset - operating lease		842,357
Total assets	$	1,854,013

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:		
Accounts payable and accrued liabilities	$	115,444
Current portion of notes payable		8,873
Right of use operating lease liability, short term		141,943
Customer deposits		55,865
SAFE liability		2,000,000
Total current liabilities		2,322,125
Notes payable, net of discount and current portion		59,329
Right of use operating lease liability, long term		614,414
Total liabilities		2,995,868

COMMITMENTS AND CONTINGENCIES

Stockholders' deficit:

Preferred stock; $0.00001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding		-
Common stock; $0.00001 par value, 100,000,000 shares authorized, 775,000 shares issued and outstanding		8
Additional paid-in capital		232,550
Accumulated deficit		(1,374,413)
Total stockholders' deficit		(1,141,855)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$	1,854,013

The accompanying notes are an integral part of these financial statements.

VOLCON, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FEBRUARY 21, 2020 (INCEPTION) TO DECEMBER 31, 2020

	2020
Operating expenses:	
Sales and marketing	$ 125,752
Product development	407,760
Selling, general and administrative expenses	833,277
Total operating expenses	1,366,789
Loss from operations	(1,366,789)
Interest expense	7,624
Total other expense	7,624
Loss before provision for income taxes	(1,374,413)
Provision for income taxes	-
Net loss	$(1,374,413)
Net loss per common share – basic and diluted	$ (5.69)
Weighted average common shares outstanding – basic and diluted	241,640

The accompanying notes are an integral part of these financial statements.

VOLCON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
FOR THE PERIOD FROM FEBRUARY 21, 2020 (INCEPTION) TO DECEMBER 31, 2020

	Common stock			Additional paid-in capital	Accumulated deficit	Total
	Number of Shares	Amount				
Balance at February 21, 2020	-	$	-	$ -	$ -	$ -
Issuance of founders shares for cash	650,000		7	10,826	-	10,833
Stock-based compensation	125,000		1	221,724	-	221,725
Net loss	-		-	-	(1,374,413)	(1,374,413)
Balance at December 31, 2020	775,000	$	8	$ 232,550	$(1,374,413)	$(1,141,855)

The accompanying notes are an integral part of these financial statements.

VOLCON, INC.
CONOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM FEBRUARY 21, 2020 (INCEPTION) TO DECEMBER 31, 2020

		2020
Cash flow from operating activities:		
Net loss	$	(1,374,413)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		2,522
Stock-based compensation		221,725
Changes in operating assets and liabilities:		
Prepaid assets and other current assets		(102,789)
Other assets		(50,560)
Right of use asset - operating lease		12,084
Accounts payable and accrued liabilities		178,527
Right of use liabilities - operating lease		(98,084)
Deferred revenue		55,865
Net cash provided by (used in) operating activities		(1,155,123)
Cash flow from investing activities:		
Purchase of property, plant and equipment		(231,607)
Purchase of intangible assets		(17,438)
Net cash used by investing activities		(249,045)
Cash flow from financing activities:		
Proceeds from SAFE liability		2,000,000
Proceeds from related party notes payable		80,000
Repayment of related party notes payable		(143,083)
Repayment of notes payable		(7,500)
Proceeds from equity issuance		10,833
Net cash provided by financing activities		1,940,250
NET CHANGE IN CASH		536,082
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	536,082
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	7,624
Cash paid for income taxes	$	-
Non-cash transactions		
Recognition of initial Right of use asset - operating lease	$	854,441
Acquisition of PP&E with note payable	$	75,702
Noncash increase in related party notes payable	$	63,083

The accompanying notes are an integral part of these financial statements.

VOLCON, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, NATURE OF OPERATIONS AND GOING CONCERN

Organization and Nature of Operations

Volcon, Inc. ("Volcon") was formed on February 21, 2020 as a Delaware Corporation, under the name Frog EPowersports, Inc. The Company was renamed Volcon on October 1, 2020. Volcon is developer and manufacturer of all-electric off road powersport vehicles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with loans or the sale of equity. The consolidated financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

Impact of COVID-19

The outbreak of the 2019 novel coronavirus disease ("COVID-19"), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread, has severely impacted the U.S. and world economies. Economic recessions, including those brought on by the COVID-19 outbreak may have a negative effect on the demand for the Company's products and the Company's operating results. The range of possible impacts on the Company's business from the coronavirus pandemic could include: (i) changing demand for the Company's products; and (ii) potential disruption to the Company's supply chain and distribution network.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the consolidated financial statements are as follows:

Basis of presentation

The basis of accounting applied is United States generally accepted accounting principles (US GAAP). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could differ significantly from those estimates.

Cash and cash equivalents

Cash and cash equivalents include short-term investments with original maturities of 90 days or less at the date of purchase. The recorded value of our cash and cash equivalents approximates their fair value.

Accounts receivable

Accounts receivable are comprised of unsecured amounts due from customers. The Company carries its accounts receivable at their face amounts less an allowance for bad debts. The allowance for bad debts is recognized based on management's estimate of likely losses per year, based on past experience and review of customer profiles and the aging of receivable balances. As of December 31, 2020, the allowance for bad debts was $0.

Revenue recognition

Revenue is recognized when the Company transfers control of the product to the customer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Sales, value add, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. When the right of return exists, we adjust the consideration for the estimated effect of returns. The Company estimates expected returns based on historical sales levels, the timing and magnitude of historical sales return levels as a percent of sales, type of product, type of customer and a projection of this experience into the future. The Company's sales do not have a significant financing component.

Transaction Price Allocated to the Remaining Performance Obligations

At a given point in time, the Company may have collected payment for future sales of product to begin production. These transactions are deferred until the product transfers to the customer and the performance obligation is considered complete. As of December 31, 2020, $55,865 in revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. The Company expects to recognize all of its unsatisfied (or partially unsatisfied) performance obligations as revenue in the next twelve months.

Sales promotions and incentives. The Company provides for estimated sales promotion and incentive expenses, which are recognized as a component of sales in measuring the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. Examples of sales promotion and incentive programs include dealer and consumer rebates, volume incentives, retail financing programs and sales associate incentives. Sales promotion and incentive expenses are estimated based on current programs and historical rates for each product line. The Company records these amounts as a liability in the consolidated balance sheet until they are ultimately paid. Adjustments to sales promotions and incentives accruals are made as actual usage becomes known in order to properly estimate the amounts necessary to generate consumer demand based on market conditions as of the balance sheet date.

Shipping and handling costs. The Company records shipping and handling costs as a component of cost of sales when control has transferred to the customer.

Product warranties

The Company typically provides a limited warranty for its vehicles for a period of one to two years , depending on the product. The Company provides longer warranties in certain geographical markets as determined by local regulations and customary practice and may also provide longer warranties related to certain promotional programs. The Company's standard warranties require the Company, generally through its authorized, third-party service provider network , to repair or replace defective products during such warranty periods. The warranty reserve is established at the time of sale to the consumer based on management's best estimate using historical rates and trends. The Company records these amounts as a liability in the balance sheet until they are ultimately paid. Adjustments to the warranty reserve are made based on actual claims experience in order to properly estimate the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The warranty reserve includes the estimated costs related to recalls, which are accrued when probable and estimable. Factors that could have an impact on the warranty reserve include the following: changes in manufacturing quality, shifts in product mix, changes in warranty coverage periods, impacts on product usage (including weather), product recalls and changes in sales volume.

Inventory

Inventory costs include material, labor and manufacturing overhead costs, including depreciation expense associated with the manufacture and distribution of the Company's products. Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Property, plant and equipment

Property, plant and equipment are valued at cost. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Lives
Machinery, tooling and equipment	3-7 years
Vehicles	5-7 years
Computers and software	3 years

Intangible assets and long-lived assets

The Company recognizes an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company's long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset.

Leases

The Company leases certain facilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes. As most of the Company's leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Selling, general and administrative expenses

Selling, general and administrative expenses include advertising and marketing costs which are expensed as incurred. Also included in selling, general and administrative expenses are software development costs and professional fees.

Research and development expenses

The Company records research and development expenses in the period in which they are incurred as a component of operating expenses.

Income taxes

Deferred taxes are determined utilizing the "asset and liability" method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it's more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the underlying asset or liability or if not directly related to an asset or liability based on the expected reversal dates of the specific temporary differences.

Fair value of financial instruments

The Company discloses fair value measurements for financial and non-financial assets and liabilities measured at fair value. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but are corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Related parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See footnote 9 for further discussion on related party transactions.

Stock-based compensation

The Company measures the total amount of employee stock-based compensation expense for a grant based on the grant date fair value of each award and recognizes the stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting tranche of an award. Stock-based compensation is based on unvested outstanding awards. The Company has elected to recognize forfeitures when realized.

Recently issued accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) ("ASU 2019-12"): Simplifying the Accounting for Income Taxes. The new standard eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. For public business entities, it is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of this standard on its financial statements.

In June 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). This standard eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. For public business entities, it is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years using the fully retrospective or modified retrospective method. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the potential impact of this standard on its financial statements.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board ("FASB") or other standard setting bodies that the Company adopts as of the specified effective date. The Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company's financial position or results of operations upon adoption.

NOTE 3 – LONG – LIVED ASSETS

Property and equipment

Property and equipment at December 31, 2020 consisted of the following:

	December 31, 2020
Machinery, tooling and equipment	$ 215,995
Vehicles	73,202
Computers and software	18,112
	307,309
Less: accumulated depreciation	(2,038)
Total property, plant and equipment	$ 305,271

Depreciation expense for the period from February 21, 2020 (inception) through December 31, 2020 was $2,038.

Intangible assets

The compared acquired certain domain names for $17,438. The domains are being amortized over an estimated useful life of 15 years. Amortization expense for the period from February 21, 2020 (inception) through December 31, 2020 was $484.

NOTE 4 – NOTES PAYABLE

The Company entered into a financing arrangement for a vehicle with a value of $75,702 and an interest rate of 8.64%. The Company will make monthly payments of $1,211 over 72 months. The Company owes $68,202 under this note payable as of December 31, 2020.

Notes Payable – Related Parties

During the period from February 21, 2020 (inception) through December 31, 2020, the Company entered into notes payable agreement with a company controlled by a founder and Director of the Company which were secured by all assets of the Company, for cash proceeds of $75,000. The notes were due October 1, 2020 and were repaid in full. The Company also received cash proceeds of $5,000 from a company controlled by the Company's Chairman and founding stockholder which was unsecured, due on demand and non-interest bearing. The amount was repaid in full prior to December 31, 2020.

A related party paid expenses of $63,083 on behalf of the Company. These advances were unsecured, and due on demand. The Company repaid $63,083 plus interest of $7,624 during the period from February 21, 2020 (inception) through December 31, 2020.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company is currently authorized to issue up to 100,000,000 shares of common stock with a par value of $0.00001. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.00001. The specific rights of the preferred stock, when so designated, shall be determined by the board of directors.

SAFE Agreements

During the year ended December 31, 2020, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors through in exchange for cash investments totaling $2,000,000. Upon a future equity financing, the SAFE agreements will convert into the same securities in that equity financing at the lower of the price per share of the funding, or a price per share based on a $5 million company valuation using a fully diluted common stock basis. The SAFE agreements have no interest rate or maturity date and the SAFE investors have no voting right prior to conversion. The SAFE agreements were recorded as a liability of $2,000,000 as of December 31, 2020. In January 2021, upon closing of the preferred stock offering, the amount invested under the SAFE agreements automatically converted into 424,269 shares of Series A Preferred Stock.

Common stock

During the period ending December 31, 2020, the Company sold 650,000 shares of common stock to founders for cash proceeds of $10,833. The Company also issued 125,000 shares of stock for services and recognized $2,088 of expense related to this grant.

During the period from February 21, 2020 (inception) through December 31, 2020, the Company entered into various agreements with employees where the Company agreed to award a total of 225,000 shares of common stock which vest equally over a period of three years. The awards will be issued when the shares vest. During the period from February 21, 2020 (inception) through December 31, 2020, the Company recognized expense of $58,875 related to these common stock awards. The Company estimated the fair value of the shares of common stock using the estimated fair value of its common stock based on the most recent fundraising at $4.71 per share. The Company also agreed to issue an additional 30,000 shares of common stock to an employee whose service began in 2021. The Company expects to recognize additional compensation expense of $1,142,175 related to these common stock awards assuming all awards vest.

Warrants

The Company issued common stock warrants to consultants for services during the period from February 21, 2020 (inception) through December 31, 2020 as follows:

	Common Stock Warrants			
	Shares		Weighted Average Exercise Price	Weighted average Remaining Life in years
Outstanding at February 21, 2020	-	$	-	-
Granted	60,636		0.01	10.00
Cancelled			–	–
Expired	–		–	–
Exercised	–		–	–
Outstanding at December 31, 2020	60,636	$	0.01	9.67
Exercisable at December 31, 2020	60,636	$	0.01	9.67

During the period from February 21, 2020 (inception) through December 31, 2020, the Company recognized expense of $160,762 related to these stock warrants. The common stock warrants have an exercise price of $0.01 per share, and an exercise term of 10 years, and vest over periods of up to one year. The outstanding and exercisable common stock warrants had an estimated intrinsic value of $284,989. The Company estimated the fair value of the warrants using the fair value of its common stock based on the most recent fundraising at $4.71 per share. The Company expects to recognize additional compensation expense of $124,834 related to these warrants over their remaining vesting period.

Additionally, two of the Company's founders, whom are both directors and one of which is the Chairman of the Board, each entered into an anti-dilution warrant with the Company. In the event of their ownership of the Company's fully diluted capitalization being less than 25% or 18.75%, each individual will receive common stock warrants with an exercise price of $0.01 to purchase sufficient shares to return them to those ownership percentages. The warrants were fully vested upon grant and have an exercise period of 10 years from the date of grant. As of December 31, 2020, no warrants were owed to the two founders. As discussed below, subsequent to December 31, 2020, the anti-dilution warrants were exchanged for a fixed number of warrants.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

On October 1, 2020, the Company entered into an agreement with a consultant to serve as Chief Operating Officer and to manage the Company's product development efforts. The consultant will provide statements of work for the various projects it will execute as compensation, and charge the Company hourly rates for its service for annual periods to be renewed by mutual agreement. The Company also agreed to compensate the consultant $5,560 per month for the use of its warehouse and office space on a month to month basis. Subsequent to December 31, 2020, the Company amended the agreement to increase the rental cost to $11,200 per month, with a 90 day cancellation provision.

On December 21, 2020, the Company entered into a consulting agreement with a registered foreign broker dealer for fundraising services. The Company agreed to pay up to 10% of any gross proceeds through capital raises from non-US investors introduced by the consultant. The consultant would also receive up to 10% of the number of securities purchased by such investors in the form of warrants to purchase shares of the Company's common stock at an exercise price of based on the completed offering, exercisable for a period of five years. The consultant will also receive restricted common shares equal to 10% of the securities issued in the offering. No funds were received under this agreement prior to December 31, 2020.

Employment Agreements

On October 5, 2020, the Company, entered into an employment agreement with Andrew Leisner to serve as its Chief Executive Officer. The Employment Agreement provides for an initial annual base salary of $225,000 and an annual cash bonus of $75,000 if

certain milestone are met and a monthly stipend of $1,500. Mr. Leisner also received 75,000 shares of common stock vesting annually over three years as disclosed above.

NOTE 7 – INCOME (LOSS) PER COMMON SHARE

The basic net loss per common share is calculated by dividing the Company's net loss available to common shareholders by the weighted average number of common shares during the year. The diluted net loss per common share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is the basic weighted number of common shares adjusted for any potentially dilutive debt or equity. Common shares consisting of 60,036 shares issuable under common stock warrants and any potential shares issuable under the anti-dilution warrants discussed above were excluded from the calculation of diluted net loss per share due to their antidilutive effect. There were no dilutive instruments outstanding as of December 31, 2020.

	Period from February 21, 2020 (inception) through December 31, 2020
Numerator:	
Net income (loss)	$ (573,255)
Denominator:	
Denominator for basic and diluted net income (loss) per common share - weighted average of common shares	241,640
Basic and diluted net income (loss) per common share attributed to stockholders	$ (5.69)

NOTE 8 – INCOME TAXES

Deferred taxes are determined by applying the provisions of enacted tax laws and rates for the jurisdictions in which the Company operates to the estimated future tax effects of the differences between the tax basis of assets and liabilities and their reported amounts in the Company's financial statements. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

	Period from February 21, 2020 (inception) through December 31, 2020
Expected federal income tax benefit at statutory rate	$ (288,600)
Nondeductible expenses	46,600
Change in valuation allowance	242,000
Income tax benefit	$ –

Significant components of the Company's deferred tax assets are as follows:

	As of December 31, 2020
Deferred tax asset before valuation allowance	242,000
Valuation allowance	(242,000)
Net deferred tax asset	$ –

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future. The Company believes that carryforward limitations will be applied to the historical net operating losses due to the recent change of control transition. The Company's cumulative net operating loss carry forward of approximately $1,153,000 that may be limited in future years depending on future taxable income in any given fiscal year.

The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and has not recorded any liability associated with unrecognized tax benefits during 2020. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

NOTE 9 – LEASES

The Company entered into an operating lease with an entity controlled by two of the Company's founders for its future headquarters and production facility in Austin, TX. The lease has a lease term of 5 years, and monthly payments ranging from approximately $15,000 per month to $17,000 per month over the lease term. For purposes of calculating operating lease liabilities, lease terms may be deemed to include options to extend the lease when it is reasonably certain that the Company will exercise those options. Some leasing arrangements require variable payments that are dependent on usage, output, or may vary for other reasons, such as insurance and tax payments. The variable lease payments are not presented as part of the initial right of use asset or lease liability. The Company's lease agreements do not contain any material restrictive covenants and no variable payments that are dependent on output. In February 2021, the Company entered into an amendment of the lease related to its future headquarters to expand the leased premises. The Company paid an additional security deposit of $139,230 and additional prepaid rent of $315,588. The total minimum lease payments under the amended lease total approximately $3,930,170.

The components of lease cost for operating leases for the period from February 21, 2020 (inception) through December 31, 2020 were as follows:

		December 31, 2020
Lease Cost		
Operating lease cost	$	16,000
Short-term lease cost		11,120
Variable lease cost		–
Sublease income		–
Total lease cost	$	27,120

Supplemental cash flow information related to leases was as follows:

		Year Ended December 31, 2020
Other Lease Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$	102,000

The following table summarizes the lease-related assets and liabilities recorded on the balance sheet at December 31, 2020:

		December 31, 2020
Lease Position		
Operating Leases		
Operating lease right-of-use assets	$	842,357
Right of use liability operating lease short term	$	141,943
Right of use liability operating lease long term		614,414
Total operating lease liabilities	$	756,357

The Company utilizes the incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. The Company recognized an initial right of use asset and lease liability of $854,441.

Lease Term and Discount Rate	December 31, 2020
Weighted-average remaining lease term (years)	
Operating leases	4.8
Weighted-average discount rate	
Operating leases	5.5%

The following table provides the maturities of lease liabilities at December 31, 2020:

	Operating Leases
Maturity of Lease Liabilities at December 31, 2020	
2021	$ 180,000
2022	186,000
2023	192,000
2024	198,000
2025	102,000
2026 and thereafter	–
Total future undiscounted lease payments	$ 858,000
Less: Interest	(101,643)
Present value of lease liabilities	$ 756,357

At December 31, 2020, the Company had no additional leases which had not yet commenced.

NOTE 10– SUBSEQUENT EVENTS

On January 5, 2021, the Company created Volcon ePowersports, LLC, a Delaware wholly-owned subsidiary of the Company.

In February 2021, the Company designed 1,100,000 shares of Series A Preferred Stock. The Series A Preferred Stock has a par value of $0.0001, has no voting rights, no dividends and automatically converts into common stock of the Company at the time of the Company's initial public Offering. In March 2021, the Company increase the authorized shares of Series A Preferred Stock to 1,400,000.

In January 2021, the Board of Directors allocated 100,000 restricted stock units to be issued to certain employees upon reaching certain performance milestones.

In January 2021 the Company completed a WeFunder SAFE offering which is convertible into Preferred Stock upon future financing events. The Company received gross proceeds of $2,258,940 and paid expenses of $53,500, reflected as costs of capital. In connection with the Regulation D Series A Preferred stock offering as discussed below, the WeFunder SAFE investments were converted into 351,832 shares of Series A Preferred Stock.

In February 2021, the Company completed a Regulation D offering of its Series A Preferred Stock. The Company received gross proceeds of $2,669,978 and issued 415,287 shares of Series A Preferred Stock. The Company paid expenses of $205,470 related to the offering, reflected as costs of capital, and issued 31,900 common shares and 31,900 warrants with an exercise price of $6.43 to broker dealers. This equity financing resulted in the SAFE investments of $2 million as of December 31, 2020 converting into 424,269 shares of Series A Preferred Stock.

In February 2021, Volcon ePowersports, LLC also entered into a new lease in Denver, Colorado for a retail showroom, service and warehouse space. The lease term is for five years with an expected commencement date of May 1, 2021, with two additional five-year term options available to the Company. The Company has a one-time option to terminate the lease after three years. The Company prepaid approximately $105,000 of rental payments and paid a security deposit of $53,377 upon execution of the lease. Total lease payments for the initial five-year term are approximately $940,000.

In March 2021, the Company designated 1,500,000 shares of Series B Preferred Stock, with a par value of $0.00001 per share and a stated value of $9.50 per share. The Series B Preferred Stock will received dividends equivalent to any such dividends paid on common stock in the future, has no voting rights, and will automatically convert into an equivalent amount of common shares upon completion of the Company's initial public offering. In March 2021, the Board of Directors approved the sale of up to $10,000,000 of Series B Preferred stock at $9.50 per share. As of April 28, 2021, the Company has received gross proceeds of approximately $6,400,000 related to the sale of 677,333 shares of Series B Preferred Stock. The sale of Series B preferred stock is ongoing.

In March 2021, the Company agreed to exchange the two anti-dilution warrants that were issued to Company founders for a total of 4,400,000 warrants to purchase shares of common stock at an exercise price of $2.46 for a period of 10 years. In connection with this exchange, the Company amended its existing consulting agreements with the founders, to allow for the payment of compensation totaling $30,000,000 in the event that the Company's market capitalization exceeds $300,000,000 for 21 consecutive trading days. The Company will have the option to settle the amount by issuing shares of common stock based on the closing price of the Company's stock at the start of the 21 day period. In addition to this payment, each of the two founders will continue to receive a cash payment equal to 1% of the gross sale price in the event of a change of control of the Company with a sale price of at least $100,000,000.

On March 22, 2021, the Company entered into a new lease for office space with a term of three years beginning April 1, 2021. Total lease payments over the term are approximately $295,000.